UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 19, 2020: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 20, 2020	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter

Ended September 30, 2020

Maroussi, Athens, Greece – November 19, 2020 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and nine - month period ended September 30, 2020.

Third Quarter 2020 Highlights:

•

Total net revenues of $12.3 million. Net income of $0.2 million; net income attributable to common shareholders (after a $0.2 million dividend on Series B Preferred Shares) of $0.03 million or $0.01 earnings per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $1.5 million or $0.261 per share basic and diluted.

•

Adjusted EBITDA1 was $1.2 million.

•

An average of 16.52 vessels were owned and operated during the third quarter of 2020 earning an average time charter equivalent rate of $8,403 per day.

•

The Company declared a dividend of $0.2 million on its Series B Preferred Shares as required. The dividend will be paid in-kind by issuing additional Series B Preferred Shares.

•

On August 3, 2020, the Company issued and sold 200,000 shares of its common stock through its at-the-market offering for net proceeds of approximately $0.7 million.

•

In September 2020, the Company completed the sale of M/V Ninos for a total of approximately $2.3 million of net proceeds of which $1.0 million was used to repay the outstanding loan of the vessel.

Nine Months 2020 Highlights:

•

Total net revenues of $41.3 million. Net income of $3.5 million; net income attributable to common shareholders (after a $0.5 million dividend on Series B Preferred Shares) of $2.9 million or $0.52 earnings per share basic and diluted. Adjusted net income attributable to common shareholders1 for the period was $0.9 million or $0.151 per share basic and diluted.

•

 Adjusted EBITDA1 was $9.7 million.

•

An average of 18.17 vessels were owned and operated during the first nine months of 2020 earning an average time charter equivalent rate of $9,171 per day.

1Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Recent developments

In November 2020, the Company completed the sale of M/V EM Athens for a total of approximately $4.9 million of net proceeds of which $3.75 million was used to repay the outstanding loan of the vessel. Also, in November 2020, the Company made a supplementary payment of $125,000 in common shares for each of the four vessels it acquired in November 2019 pursuant to the terms of the purchase agreement. The payment was contingent to certain market indices exceeding an agreed upon level, and as a result, the Company issued a total of approximately 161,000 common shares.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“Over the second and third quarters of this year we disposed four of our vessels, including the three eldest ones in our fleet, while in November we also sold the M/V EM Athens, a vessel that would have faced a significant drydocking expense later this year.  After the above sales, our fleet numbers 14 vessels with an average age of 15.5 years. In parallel, since July, the feeder and intermediate containership markets have been getting stronger every week reaching –and for several size vessels exceeding – the highs observed over the last decade. If the present levels of rates are sustained, we expect that our vessels will generate significant cash flow and earnings, especially, when the present legacy charters are replaced with ones reflecting the levels of the market.

We are cautiously optimistic about the charter rate developments over the next year as we believe the potential return to normality after the pandemic could restore containerized trade to pre-pandemic -or, likely, higher- growth rates. Such a development when combined with the very low expected fleet growth, as the orderbook is at its lowest level of, at least, the last two decades, could support the current level of charter rates and even propel them to higher levels. We believe our current fleet is well positioned in terms of type and size of vessels to take full advantage of such developments.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented:

“The results of the third quarter of 2020 reflect the increased net revenues compared to the same period of 2019 as we operated an average of 16.52 vessels, versus 13.5 vessels during the same period last year, partly offset by the slightly lower time charter rates our vessels earned in the third quarter of 2020 compared to the corresponding period of 2019. At the same time, total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, during the third quarter of 2020, averaged $6,759 per vessel per day, as compared to $6,388 for the same period of last year and $6,234 per vessel per day for the first nine months of 2020 as compared to $6,348 per vessel per day for the same period of 2019. The increased operating expenses for the third quarter of 2020 is mainly due to increased crewing costs for our vessels compared to the same period of 2019, resulting from difficulties in crew rotation due to COVID-19 related restrictions. In that respect, we are pleased to report that we have been able to rotate the crews on all of our vessels; the safety and well-being of our crew and the safety of our vessel operations are our first priority.

Adjusted EBITDA during the third quarter of 2020 was $1.2 million versus $1.6 million in the third quarter of last year, and it reached $9.7 million versus $4.1 million for the respective nine-month periods of 2020 and 2019.

As of September 30, 2020, our outstanding debt (excluding the unamortized loan fees) was $75.5 million versus restricted and unrestricted cash of $4.8 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $14.7 million excluding the unamortized loan fees).”

Third Quarter 2020 Results:

For the third quarter of 2020, the Company reported total net revenues of $12.3 million representing a 19.7% increase over total net revenues of $10.3 million during the third quarter of 2019 which was the result of the increased average number of vessels operating in the third quarter of 2020, partly offset by the lower time charter rates our vessels earned in the third quarter of 2020 compared to the corresponding period of 2019. The Company reported net income for the period of $0.2 million and net income attributable to common shareholders of $0.03 million, as compared to a net loss of $0.2 million and a net loss attributable to common shareholders of $0.3 million respectively, for the third quarter of 2019. The results for the third quarter of 2020 include a $0.3 million amortization of below market time charters acquired and a $1.3 million of net gain on sale of vessels. Related party management fees for the three months ended September 30, 2020 were $1.4 million compared to $0.9 million for the same period of 2019. The increase is due to the higher average number of vessels operated by the Company in the third quarter of 2020 as compared to the same period of 2019. Depreciation expense for the third quarter of 2020 was $1.6 million as compared to $1.1 million for the same period of 2019 due to the increased number of vessels operated by the Company.

Vessel operating expenses for the same period of 2020 amounted to $8.2 million as compared to $6.3 million for the same period of 2019. The increased amount is mainly due to the higher number of vessels owned and operated in the three months of 2020 compared to the same period of 2019. Additionally, some of our vessels incurred increased crewing costs in the third quarter of 2020 compared to the same period of 2019, resulting from difficulties in crew rotation due to COVID-19 related restrictions.

 On average, 16.52 vessels were owned and operated during the third quarter of 2020 earning an average time charter equivalent rate of $8,403 per day compared to 13.5 vessels in the same period of 2019 earning on average $8,554 per day.

Interest and other financing costs for the third quarter of 2020 amounted to $0.9 million compared to $0.8 million for the same period of 2019. This increase is due to the increased amount of debt in the current period compared to the same period of 2019, partly offset by the decreased Libor rates of our bank loans during the period as compared to the same period of last year.

Adjusted EBITDA1 for the third quarter of 2020 was $1.2 million compared to $1.6 million achieved during the third quarter of 2019.

Basic and diluted earnings per share attributable to common shareholders for the third quarter of 2020 was $0.01 calculated on 5,708,610 basic and diluted weighted average number of shares outstanding, compared to basic and diluted loss per share of $0.10 for the third quarter of 2019, calculated on 3,283,551 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the quarter of the amortization of below market time charters acquired, the net gain on sale of vessels and the unrealized loss on derivative, the adjusted loss attributable to common shareholders for the quarter ended September 30, 2020 would have been $0.26 per share basic and diluted compared to an adjusted loss of $0.15 per share basic and diluted for the quarter ended September 30, 2019. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Nine Months 2020 Results:

For the first nine months of 2020, the Company reported total net revenues of $41.3 million representing a 54.5% increase over total net revenues of $26.7 million during the first nine months of 2019, as a result of the increased average number of vessels combined with the higher time charter rates our vessels earned in the first nine months of 2020 compared to the corresponding period of 2019. The Company reported net income for the period of $3.5 million and net income attributable to common shareholders of $2.9 million, as compared to a net loss of $0.9 million and a net loss attributable to common shareholders of $2.5 million, respectively, for the first nine months of 2019. The results for the first nine months of 2020 include a $1.3 million net gain on sale of vessels, $1.5 million of amortization of below market time charters acquired, a $0.1 loss on write down of vessel held for sale and $0.6 million of unrealized loss on derivative. The results for the first nine months of 2019 include $0.2 million of amortization of below market time charters acquired and $0.04 million of unrealized gain on derivative. Related party management fees for the nine months ended September 30, 2020 were $4.0 million compared to $2.5 million for the same period of 2019. The increase is due to the higher average number of vessels operated by the Company in the first nine months of 2020 as compared to the same period of 2019. Depreciation expense for the first nine months of 2020 was $5.0 million compared to $2.7 million during the same period of 2019.

Vessel operating expenses for the same period of 2020 amounted to $24.7 million as compared to $16.1 million for the same period of 2019. The increased amount is mainly due to the higher number of vessels owned and operated in the nine months of 2020 compared to the same period of 2019.

Drydocking expenses amounted to $0.4 million for the nine months of 2020 (one vessel passed its intermediate survey in-water and two vessels their special survey in-water), compared to $1.2 million for the same period of 2019 where one of our vessels completed her special survey with drydock, another one completed her intermediate survey in-water and one vessel entered into drydock that was completed in the fourth quarter of 2019.

 On average, 18.17 vessels were owned and operated during the first nine months of 2020 earning an average time charter equivalent rate of $9,171 per day compared to 11.83 vessels in the same period of 2019 earning on average $8,638 per day.

Interest and other financing costs for the first nine months of 2020 amounted to $3.3 million compared to $2.3 million for the same period of 2019. This increase is due to the increased amount of debt in the current period compared to the same period of 2019, partly offset by the decreased Libor rates of our bank loans during the period as compared to the same period of last year. Adjusted EBITDA1 for the first nine months of 2020 was $9.7 million compared to $4.1 million during the first nine months of 2019.

Basic and diluted earnings per share attributable to common shareholders for the first nine months of 2020 were $0.52, calculated on 5,621,159 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $1.19 for the first nine months of 2019, calculated on 2,129,233 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the income attributable to common shareholders for the first nine months of 2020 of the unrealized loss on derivative, the net gain on sale of vessels, the loss on write down of vessel held for sale and the amortization of the below market time charters acquired, the adjusted earnings per share attributable to common shareholders for the nine-month period ended September 30, 2020 would have been $0.15, compared to an adjusted loss of $1.30 per share basic and diluted for the same period in 2019. As mentioned above, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile as of November 17, 2020, is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC until Nov-21 plus 10-12 months option	$17,250; option $20,000
SYNERGY BUSAN	Intermediate	50,726	4,253	2009	TC until Feb-21 plus 4-6 months option	$8,100; option $12,000
SYNERGY ANTWERP	Intermediate	50,726	4,253	2008	TC until Mar-21	$8,000
SYNERGY OAKLAND	Intermediate	50,787	4,253	2009	TC until Jun-21	CONTEX(**) 4,250 TEU less 10%
SYNERGY KEELUNG	Intermediate	50,969	4,253	2009	TC until Dec-20/Jun-22 plus 8-12 months option	$10,000 until Jun-21; $11,750 until Jun-22; option $14,500
EM KEA (+)	Feeder	42,165	3,100	2007	TC until Jun-21	$8,100
EM ASTORIA (+)	Feeder	35,600	2,788	2004	TC until Dec-20	$8,500
EM CORFU	Feeder	34,654	2,556	2001	TC until Sep-21	$10,200
EVRIDIKI G	Feeder	34,677	2,556	2001	TC until Dec-20	$8,250
DIAMANTIS P.	Feeder	30,360	2,008	1998	TC until Aug-21	$6,500
EM SPETSES	Feeder	23,224	1,740	2007	TC until Nov-20 plus 5-7 months option	$7,000; option $8,100
EM HYDRA	Feeder	23,351	1,740	2005	TC until Feb-21	$7,200
JOANNA	Feeder	22,301	1,732	1999	TC until Feb-21	$8,050
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Dec-20	$5,900
Total Container Carriers	14	539,487	42,281

Note:

(*) Represents the earliest redelivery date under each time charter unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**) The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

Summary Fleet Data:

	Three Months, Ended September 30, 2019	Three Months, Ended September 30, 2020	Nine Months, Ended September 30, 2019	Nine Months, Ended September 30, 2020
FLEET DATA
Average number of vessels (1)	13.50	16.52	11.83	18.17
Calendar days for fleet (2)	1,242.0	1,520.0	3,233.0	4,978.0
Scheduled off-hire days incl. laid-up (3)	6.5	-	42.8	210.3
Available days for fleet (4) = (2) - (3)	1,235.5	1,520.0	3,190.2	4,767.7
Commercial off-hire days (5)	-	32.3	38.4	132.1
Operational off-hire days (6)	0.9	1.8	1.3	71.5
Voyage days for fleet (7) = (4) - (5) - (6)	1,234.6	1,485.9	3,150.5	4,564.1
Fleet utilization (8) = (7) / (4)	99.9%	97.8%	98.8%	95.7%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	97.9%	98.8%	97.2%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	99.9%	99.9%	100.0%	98.5%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	8,554	8,403	8,638	9,171
Vessel operating expenses excl. drydocking expenses (12)	5,858	6,307	5,756	5,777
General and administrative expenses (13)	530	452	592	457
Total vessel operating expenses (14)	6,388	6,759	6,348	6,234
Drydocking expenses (15)	333	40	365	88

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up, vessels committed for sale or vessels that suffered unrepaired damages, are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or of vessels that were committed for sale or suffered unrepaired damages.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days as defined above. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Tomorrow, Friday, November 20, 2020 at 9:30 a.m. Eastern Standard Time the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

A telephonic replay of the conference call will be available until Thursday, November 26, 2020, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785  (Standard International Dial In). Access Code required for the replay is: 6973591#.

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the Third Quarter 2020 results will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2019	2020	2019	2020

Revenues
Time charter revenue	10,783,133	12,882,144	27,952,803	43,148,575
Commissions	(484,708)	(553,920)	(1,234,728)	(1,878,833)
Net revenues	10,298,425	12,328,224	26,718,075	41,269,742

Operating expenses
Voyage expenses	222,389	395,743	737,952	1,290,792
Vessel operating expenses	6,326,195	8,180,727	16,114,329	24,710,877
Drydocking expenses	413,591	60,737	1,181,614	437,106
Vessel depreciation	1,090,126	1,615,111	2,687,550	5,001,837
Related party management fees	948,931	1,406,437	2,496,070	4,048,805
Net gain on sale of vessels	-	(1,305,016)	-	(1,305,016)
General and administrative expenses	658,013	686,928	1,913,764	2,274,205
Other operating income	-	-	-	(2,687,205)
Loss on write down of vessel held for sale	-	-	-	121,165
Total operating expenses	9,659,245	11,040,667	25,131,279	33,892,566

Operating income	639,180	1,287,557	1,586,796	7,377,176

Other income/(expenses)
Interest and other financing costs	(810,203)	(930,886)	(2,272,181)	(3,320,074)
Loss on debt extinguishment	-	-	(328,291)	-
Loss on derivative, net	-	(96,485)	(2,885)	(564,631)
Foreign exchange gain / (loss)	8,725	(44,721)	7,875	(42,538)
Interest income	5,065	3,411	91,141	16,191
Other expenses, net	(796,413)	(1,068,681)	(2,504,341)	(3,911,052)
Net (loss) / income	(157,233)	218,876	(917,545)	3,466,124
Dividend Series B Preferred shares	(161,315)	(185,552)	(1,110,467)	(524,621)
Preferred deemed dividend	-	-	(504,577)	-
Net (loss) / income attributable to common shareholders	(318,548)	33,324	(2,532,589)	2,941,503
Weighted average number of shares outstanding, basic and diluted	3,283,551	5,708,610	2,129,233	5,621,159
(Loss) / earnings per share, basic and diluted	(0.10)	0.01	(1.19)	0.52

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

December 31, 2019		September 30, 2020

ASSETS
Current Assets:
Cash and cash equivalents	985,418	2,271,069
Trade accounts receivable, net	715,097	1,114,449
Other receivables	1,570,506	1,552,352
Inventories	1,889,164	2,214,978
Restricted cash	610,376	208,593
Prepaid expenses	526,531	300,203
Total current assets	6,297,092	7,661,644

Fixed Assets:
Vessels, net	116,230,333	103,068,797
Long-term assets:
Restricted cash	4,334,267	2,334,267
Total assets	126,861,692	113,064,708

LIABILITIES,MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term bank loans, current portion	12,295,320	10,059,860
Related party loan, current	5,000,000	4,375,000
Trade accounts payable	3,899,967	2,717,260
Accrued expenses	1,725,321	1,491,029
Accrued preferred dividends	161,315	-
Derivative	-	336,420
Deferred revenue	973,774	550,298
Due to related company	795,562	328,133
Total current liabilities	24,851,259	19,858,000

Long-term liabilities
Long -term bank loans, net of current portion	72,187,785	60,563,619
Derivative	-	246,430
Fair value of below market time charters acquired	1,714,370	240,639
Total long term liabilities	73,902,155	61,050,688
Total liabilities	98,753,414	80,908,688

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 8,000 and 8,363 issued and outstanding, respectively)	7,654,577	8,019,636
Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 5,600,259 and 5,800,259 issued and outstanding)	168,008	174,008
Additional paid-in capital	253,967,708	254,702,888
Accumulated deficit	(233,682,015)	(230,740,512)
Total shareholders' equity	20,453,701	24,136,384
Total liabilities, mezzanine equity and shareholders' equity	126,861,692	113,064,708

 (All amounts expressed in U.S. Dollars – except number of shares)

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2019	2020

Cash flows from operating activities:
Net (loss) / income	(917,545)	3,466,124
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	2,687,550	5,001,837
Amortization of deferred charges	154,959	216,524
Share-based compensation	72,404	91,546
Net gain on sale of vessels	-	(1,305,016)
Loss on write down of vessel held for sale	-	121,165
Gain on hull and machinery claim	-	(2,687,205)
Amortization of fair value of below market time charters acquired	(184,950)	(1,473,731)
Unrealized (gain) / loss on derivative	(41,435)	582,850
Amortization of debt discount	95,214	-
Loss on debt extinguishment	328,291	-
Changes in operating assets and liabilities	739,918	(2,309,846)
Net cash provided by operating activities	2,934,406	1,704,248

Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(15,153,626)	-
Cash paid for vessel improvements	-	(451,846)
Proceeds from vessels sale	-	9,752,649
Insurance proceeds		2,226,140
Net cash (used in) / provided by investing activities	(15,153,626)	11,526,943

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	-	715,550
Redemption of Series B preferred shares	(11,686,000)	-
Preferred dividends paid	(870,512)	(320,877)
Loan arrangement fees paid	(214,500)	-
Offering expenses paid	-	(40,846)
Proceeds from long- term bank loans	28,167,680	-
Proceeds from related party loan	2,500,000	-
Repayment of long-term bank loans and vessel profit participation liability	(11,516,000)	(14,076,150)
Repayment of related party loan	-	(625,000)
Net cash provided by / (used in) financing activities	6,380,668	(14,347,323)

Net decrease in cash, cash equivalents and restricted cash	(5,838,552)	(1,116,132)
Cash, cash equivalents and restricted cash at beginning of period	13,211,588	5,930,061
Cash, cash equivalents and restricted cash at end of period	7,373,036	4,813,929

           Cash breakdown

Cash and cash equivalents	3,164,030	2,271,069
Restricted cash, current	624,739	208,593
Restricted cash, long term	3,584,267	2,334,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	7,373,036	4,813,929

Euroseas Ltd.

Reconciliation of Net income / (loss) to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020
Net (loss) / income	(157,233)	218,876	(917,545)	3,466,124
Interest and other financing costs, net (incl. interest income and loss on debt extinguishment)	805,138	927,475	2,509,331	3,303,883
Vessel depreciation	1,090,126	1,615,111	2,687,550	5,001,837
Net gain on sale of vessels	-	(1,305,016)	-	(1,305,016)
Loss on write down of vessel held for sale	-	-	-	121,165
Amortization of below market time charters acquired	(184,950)	(312,892)	(184,950)	(1,473,731)
Loss on interest rate swap derivative	-	96,485	2,885	564,631
Adjusted EBITDA	1,553,081	1,240,039	4,097,271	9,678,893

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest, income taxes, depreciation, loss on interest rate swap, net gain on sale of vessels, loss on write down of vessel held for sale and amortization of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, net gain on sale of vessels, loss on write down of vessel held for sale, amortization of below market time charters acquired and loss on interest rate swap, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net (loss) / income to Adjusted net (loss) / income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2020
Net (loss) / income	(157,233)	218,876	(917,545)	3,466,124
Unrealized loss / (gain) on derivative	-	114,704	(41,435)	582,850
Net gain on sale of vessels	-	(1,305,016)	-	(1,305,016)
Loss on write down of vessel held for sale	-	-	-	121,165
Amortization of below market time charters acquired	(184,950)	(314,434)	(184,950)	(1,473,731)
Adjusted net (loss) / income	(342,183)	(1,285,870)	(1,143,930)	1,391,392
Preferred dividends	(161,315)	(185,552)	(1,110,467)	(524,621)
Preferred deemed dividend	-	-	(504,577)	-
Adjusted net (loss) / income attributable to common shareholders	(503,498)	(1,471,422)	(2,758,974)	866,771
Adjusted (loss) / earnings per share, basic and diluted	(0.15)	(0.26)	(1.30)	0.15
Weighted average number of shares, basic and diluted	3,283,551	5,708,610	2,129,233	5,621,159

Adjusted net (loss) / income and Adjusted (loss) / earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net (loss) / income to represent net (loss) / income before unrealized loss / (gain) on derivative, net gain on sale of vessels, loss on write down of vessel held for sale and amortization of below market time charters acquired. Adjusted net (loss) / income and Adjusted (loss) / earnings per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized loss / (gain) on derivative, net gain on sale of vessels, loss on write down of vessel held for sale and amortization of below market time charters acquired, which items may significantly affect results of operations between periods.

Adjusted net (loss) / income and Adjusted (loss) / earnings per share do not represent and should not be considered as an alternative to net (loss) / income or (loss) / earnings per share, as determined by GAAP. The Company's definition of Adjusted net (loss) / income and Adjusted (loss) / earnings per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 14 vessels, including 9 Feeder containerships and 5 Intermediate Container carriers. Euroseas 14 containerships have a cargo capacity of 42,281 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com